

Mail Stop 3561

July 7, 2017

F. Mark Wolfinger
Chief Financial Officer
Denny's Corporation
203 East Main Street
Spartanburg, South Carolina 29319-0001

> **Re:** **Denny's Corporation**
> **Form 10-K for the Fiscal Year Ended December 28, 2016**
> **Filed February 27, 2017**
> **File No. 000-18051**

Dear Mr. Wolfinger:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 28, 2016

Note 10. Long-Term Debt, page F-20

1. We note you disclose the credit facility has negative covenants that are usual for facilities and transactions of this type, and certain financial covenants with respect to a maximum consolidated leverage ratio and a minimum consolidated fixed charge coverage ratio. Please disclose whether or not you were in compliance with your financial covenants at the most recent balance sheet date. Also consider disclosing the required minimum ratio for each covenant.

Note 18. Quarterly Data (Unaudited), page F-34

2. We note that the operating loss recorded in the second quarter of 2016 was significantly different than the operating income recorded in all of the other quarterly periods in 2016 and in 2015. Please revise to include narrative disclosure of any significant unusual or

infrequently occurring items, such as, but not limited to, the pension settlement costs that affected the results of operations in your quarterly periods. See guidance in Item 302(a)(3) of Regulation S-K.

Form 8-K furnished May 2, 2017

3.   We note in your earnings release furnished on Form 8-K, that you include certain Non-GAAP Financial Measures, including Free Cash Flow, which you define as Adjusted EBITDA less cash portion of interest expense net of interest income, capital expenditures, and cash taxes. Please note that this computation differs from the typical calculation of free cash flow (i.e., cash flows from operating activities less capital expenditures). See Question No. 102.07 of the Staff's Compliance & Disclosure Interpretations ("C&DIs") on Non-GAAP Financial Measures, updated May 17, 2016. Therefore, please revise the title of this non-GAAP measure so it is not confused with free cash flow as typically calculated. Please provide us with any proposed revisions to your disclosure of free cash flow to be included in future filings. Also, Investor Presentations such as the one furnished on Form 8-K on May 17, 2017 and June 6, 2017, should be similarly revised.

4.   We note that in the highlights section at the top of the press release, you disclose company restaurant operating margin and franchise operating margin without giving equal or greater prominence to the most comparable GAAP measure, operating margin. Please revise accordingly. See Question 102.10 of the C&DIs on Non-GAAP Financial Measures, updated May 17, 2016. Also, your reconciliation of company restaurant operating margin and franchise operating margin should begin with the most comparable GAAP measure, operating income, rather than revenue. Please revise accordingly.

5.   Further, because these measures, along with total operating margin, are non-GAAP measures, please revise to include disclosure of why you believe these measures are useful to investors. As part of your disclosure, please clearly indicate the nature of the costs being excluded, that the measure is not indicative of overall results for the company, and that company restaurant operating margin and franchise operating margin do not accrue directly to the benefit of shareholders because of corporate-level expenses excluded from the measures. See Item 10(e)(1)(c) of Regulation S-K.

Form 8-K furnished May 17, 2017

6.   We note on page 19 of Exhibit 99.1 that you present a bar chart of total system sales. As this amount includes revenue related to franchisees and licensees that is not recognized as revenue in your financial statements, please provide a prominent footnote to the chart that discloses your revenue consists solely of company-operated restaurant revenues and the royalties and fees from franchisees and licensees. Please indicate that total system sales is a Non-GAAP measure and does not represent your consolidated revenues determined under GAAP. Please revise wherever such disclosure is made of total system sales.

7.   On page 32 of Exhibit 99.1, please expand to also provide a separate reconciliation of GAAP Net Income Per Share to that of the Non-GAAP measure of Adjusted Net Income Per Share. Your current disclosure omits this per share reconciliation. Refer to the requirements of Regulation G.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Beverly A. Singleton at (202) 551-3328 or Claire L. Erlanger at (202) 551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3379 with any other questions.

Sincerely,

/s/ Melissa Raminpour

Melissa Raminpour
Branch Chief
Office of Transportation and Leisure